Contact

www.linkedin.com/in/rickgilman
(LinkedIn)
APPsoluteMarketing.com
(Company)
app.elify.com/vbc/wmxkahd3kk
(Other)

Top Skills

Media Relations
Event Planning
Website Management

Certifications

Accredited Public Relations
Certified Meeting Professional

Publications

American Agent & Broker Magazine

Rick Gilman

Kidcaboo
South Orange Village, New Jersey, United States

Summary

I help business owners bring clarity and focus to their marketing messages and provide the tools to deliver them to the stakeholders that matter most. I de-clutter an oftentimes-confusing description; streamline a scattered marketing strategy; and educate clients on how to define their brand. The better a business communicates, the more effective are the marketing messages, and the greater the connection is to the prospect.

Are you the owner of a small to medium-sized business or part of the leadership of any size organization or association? Contact me to discuss your goals and objectives.

Connect with me here or via email – Rick@APPsoluteMarketing.com. Be sure to include a personal greeting.

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I believe the best communications only happens when you incorporate visual elements into the message. We are by nature, visual animals; our brains spend a lot of energy taking in what we read and what we hear and then convert the information into pictures to help us better understand the meanings. By building those images directly into the communications, we eliminate a lot of the misinterpretations that happen. The childhood game of "Telephone" no longer happens; handing off a picture to the next person is so much better than just a sentence.

Second, I believe the best companies create memorable experiences for their customers every day whether it's from the first moment they learn about you or during the follow up after the sale, each of those moments are critical to retaining customers and growing your business.

My goal is to help you create those moments each and every day.

If you're looking for help with your mobile presence or solutions to grow your business and enhance your customer relationships, schedule a FREE 15-minute Mobile Assessment by https://bit.ly/Schedule1-2-1

Specialties: mobile solutions including native mobile APPs and digital business cards and landing pages.

Experience

Kidcaboo
Chief Information Officer
June 2019 - Present (4 years 3 months)
New Jersey, United States

Kidcaboo is a technology-based service that helps connect parents and schools who have children that need safe, secure and reliable transportation with professional, highly vetted Driving Nannies. We facilitate this with an integrated system of two mobile apps and a web portal back office for managing the entire service.

As Chief Mobile Office, I'm responsible for leading the extensive team of developers, coders and programmers in designing the technology tools, UI / UX. With more than a decade of experience in app development, I'm positioning Kidcaboo to provide our Parents and Driving Nannies the best app experience possible.

I'm also responsible for overseeing the other technology elements that ensure a high degree of safety and monitor our Driving Nanny team such as our dual-facing cameras and behavioral software which is integrated into our Driving Nanny app.

APPsolute Marketing
President & Chief Mobile Officer
September 2009 - Present (14 years)

Formerly known as "RGG Communications", APPsolute Marketing provides creative mobile solutions for our mobile world. From native APPs to digital business cards to proximity marketing, our goal is to help you achieve yours by leveraging technologies, social media and networking opportunities.

Whether you're a small business, a start up, association, non profit, school or house of worship, growing your business or organization is all about building relationships, telling stories that convey messages, and solving problems others may or may not know they have.

www.PropertyCasualty360.com
Contributing columnist
September 2009 - December 2016 (7 years 4 months)

Contributing monthly columnist to the magazine.

FGXpress
Independent Global Distributor
April 2014 - February 2016 (1 year 11 months)

Introducing as many people as possible to the amazing pain relief found with the FGXpress PowerStrips and the opportunity of bringing the same relief to millions of people in 190 countries worldwide. This is the only FDA Listing Class 1 medical device being sold in network marketing today; all natural. It has personally helped me with tremendous relief from a pinched nerve and herniated disk in my neck.

comF5®
Sales Manager
December 2011 - April 2015 (3 years 5 months)
South Orange, NJ

If you don't have a mobile marketing strategy in today's digital environment, your business takes the real risk of becoming invisible, irrelevant and unfindable. I can help you move into that digital age, build a social media and mobile strategy, and stay ahead of your competition.

Personal Lines Growth Alliance
Executive Director
December 2010 - 2014 (4 years)

The Alliance is a non profit association whose mission is to reintroduce the versatile and attractive personal lines market back to the independent agency system. Comprised of agents, brokers, carriers, solution providers, user groups and other associations, the Alliance is driving an industry-wide communications, education and leadership campaign to help reposition independent agents as the primary resource for personal lines business.

In addition, the Alliance looks for opportunities to support other industry efforts with common goals.

ACORD
Vice President, Corporate Communications
August 1996 - June 2009 (12 years 11 months)

Responsible for all corporate communications, media relations, website presence, video on demand production, collateral development, branding, and event management.

Position eliminated.

Insurance Committee for Arson Control (ICAC)
Executive Director
September 1986 - August 1996 (10 years)

Managed an insurance industry trade association that focuses on preventing arson, training insurance adjusters how to recognize arson claims, and reduce the exposure insurance companies have.

I was responsible for all aspects including producing and running two annual conferences; designing, selling ad space, writing articles and publishing a quarterly magazine; managing the membership and invoicing process; acting as the public face for ICAC including numerous annual speeches across the country.

International Association of Special Investigation Units (IASIU)
Manager
September 1989 - July 1996 (6 years 11 months)

IASIU's membership consists of fraud investigators that work for insurance companies along with the vendors that provide products and services to support this effort.

I was responsible for all aspects of managing the organization including publishing the quarterly magazine; all logistics of the annual conference as well as exhibit and sponsorship sales; membership management and invoicing.

Insurance Information Institute
Director, Subscriber Services
March 1985 - July 1996 (11 years 5 months)

Supervised a small staff that provided public relations support for about 20 different insurance industry trade associations.

National Underwriter Magazine
Journalist
1984 - 1985 (1 year)

Life agent beat reporter

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Education

Rensselaer Polytechnic Institute
BS, Building Sciences · (1972 - 1976)

Rensselaer Polytechnic Institute
Bachelor of Science (BS), Architectural and Building Sciences/ Technology · (1972 - 1976)